FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

67 Akti Miaouli
18537 Piraeus
Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated July 27, 2006 by Excel Maritime Carriers Ltd. Announcing that Excel Maritime  Reports Results for the Second Quarter and

Six Month Period Ended June 30, 2006

ADDITIONAL INFORMATION

None.

NEWS RELEASE for July 27, 2006

Contact:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

     http://www.excelmaritime.com

Excel Maritime Reports Results for the Second Quarter and

Six Month Period Ended June 30, 2006

ATHENS, GREECE - July 27, 2006 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its financial and operating results for the second quarter and six month period ended June 30, 2006.

Second Quarter 2006 Results:

Total revenues for the second quarter 2006 amounted to $26.7 million, a decrease of approximately 16% when compared to the $31.9 million earned during the second quarter of 2005. Net income for the second quarter 2006 amounted to $4.5 million versus $14.5 million for the same period in 2005, a decrease of approximately 69%. EBITDA for the second quarter 2006 was $14.9 million compared to $21.3 million during the second quarter 2005. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

An average of 17 vessels were operated during the second quarter 2006 earning a blended average time charter equivalent rate of $17,526 per day, compared to an average of 14.8 vessels operated during the second quarter 2005 earning a blended average time charter equivalent rate of $22,614 per day.

Earnings per share basic and diluted for the second quarter 2006, calculated on 19,929,264 shares outstanding, were $0.23 compared to $0.73 in the second quarter of 2005, a decrease of 68%. The average number of shares outstanding in the second quarter of 2005 was also 19,929,264.

Six Months 2006 Results:

For the six month period ended June 30, 2006, total revenues were $56.2 million, an increase of approximately 14% when compared to the $49.2 million earned during the the same period of 2005. Net income for the six month period ended June 30, 2006 amounted to $11.9 million versus $23.3 million for the same period in 2005, a decrease of approximately 49%. EBITDA for the six month period ended June 30, 2006 was $32.6 million compared to $36.4 million during the same period 2005.

An average of 17 vessels were operated during the six month period ended June 30, 2006, earning a blended average time charter equivalent rate of $17,917 per day, compared to an average of 10.9 vessels operated during the six month period 2005 earning a blended average time charter equivalent rate of $23,125 per day.

Earnings per share basic and diluted for the six month period ended June 30, 2006, calculated on 19,929,264 shares outstanding, were $0.60 compared to $1.35 during the same period in 2005, a decrease of approximately 56%. The average number of shares outstanding for the six month period ended June 30, 2005 was 17,247,630.

Management Commentary:

CEO Christopher Georgakis commented: “Our results for the first six months of 2006 reflect continued market weakness, especially in the first quarter of this year. Our results for the first six months of 2006 further reflect the decline of the blended daily average time charter equivalent rate by 23% from the rate that we achieved during the first half of 2005, when the market was at significantly higher levels. Furthermore, our second quarter 2006 results were negatively affected by an increased number of off hire days due to vessel drydockings and repairs. Even in this environment, we believe that our cash flow generation remained strong, with EBITDA for the first six months of 2006 of $ 32.6 million reflecting a decrease of only 10% when compared to our EBITDA of $ 36.4 million in the first half 2005.

Our objective during this period has been to implement a balanced fleet deployment strategy of spot and period charters which would provide our company with some stability of earnings while positioning us to benefit from opportunities for more lucrative short-term employment that might have materialized in the spot markets.

In this context, we are pleased to report that during the second quarter we secured a short-term charter of 4 to 6 months for one of our vessels at $23,500 per day and during the month of July we secured one year period charters for two other vessels at $22,000 and $20,000 per day, respectively.

As of today, 12 of our 17 vessels, or 70% of our fleet, are deployed on short- and long-term period charters with the remaining 5 vessels, or 30% of our fleet, trading in the spot market.”

Conference Call and Webcast:

As already announced, tomorrow, Friday, July 28, 2006 at 10:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK) or +44 (0)1452-542-301 (all other callers). Please quote “Excel Maritime”.

In case of any problem with the above numbers, please dial 1-866-869-2352 (from the US), 0800-694-1449 (from the UK) or +44 (0)1452-560-304 (all other callers). Quote “Excel Maritime”.

A telephonic replay of the conference call will be available until August 4, 2006 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK) or +44 1452-550-000 (all other callers). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live -and then archived- webcast of the conference call, through the internet through the Excel Maritime Carriers website (www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Updated Fleet List:

The following table represents our  fleet as of July 27, 2006:

Name	Type	Dwt	Year Built
Panamax
Isminaki	Panamax	74,577	1998
Angela Star	Panamax	73,798	1998
Elinakos	Panamax	73,751	1997
Happy Day	Panamax	71,694	1997
Powerful	Panamax	70,083	1994
First Endeavour	Panamax	69,111	1994
Rodon	Panamax	73,670	1993
Birthday	Panamax	71,504	1993
Renuar	Panamax	70,128	1993
Forteza	Panamax	69,634	1993
Total Panamax	10	717,950
Handymax
Emerald	Handymax	45,572	1998
Princess I	Handymax	38,858	1994
Marybelle	Handymax	42,552	1987
Attractive	Handymax	41,524	1985
Lady	Handymax	41,090	1985
Goldmar	Handymax	39,697	1984
Swift	Handymax	37,687	1984
Total Handymax	7	286,980
Grand Total	17	1,004,930	12.9

Summary Fleet Data:

	Second Quarter 2006	Second Quarter 2005
FLEET DATA
Average number of vessels (1)	17	14.8
Available days for fleet (2)	1,405	1,244
Calendar days for fleet (3)	1,547	1,347
Fleet utilization (4)	91%	92%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	$17,526	$22,614
Vessel operating expenses (6)	$4,826	$5,305
General and administrative expenses (7)	$1,460	$1,170
Total vessel operating expenses (8)	$6,286	$6,475

	Six Month Period Ended June 30, 2006	Six Month Period Ended June 30, 2005
FLEET DATA
Average number of vessels (1)	17	10.9
Available days for fleet (2)	2,886	1,868
Calendar days for fleet (3)	3,077	1,971
Fleet utilization (4)	94%	95%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	$17,918	$23,125
Vessel operating expenses (6)	$4,930	$5,030
General and administrative expenses (7)	$1,296	$1,394
Total vessel operating expenses (8)	$6,226	$6,424

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Time Charter Equivalent (TCE) Results by Type of Vessel & Employment

	Second Quarter 2006	Second Quarter 2005
Capesize spot TCE ($) Number of available days	N/A N/A	34,935 182
Panamax spot TCE ($) Number of available days	16,233 264	16,819 240
Panamax period TCE ($) Number of available days	22,764 585	26,852 289
Handymax spot TCE ($) Number of available days	12,517 426	15,623 203
Handymax period TCE ($) Number of available days	12,991 130	20,483 334
Total fleet spot TCE ($) Number of available days	13,938 690	21,706 625
Total fleet period TCE ($) Number of available days	20,988 715	23,437 623

	Six Month Period Ended June 30, 2006	Six Month Period Ended June 30, 2005
Capesize spot TCE ($) Number of available days	N/A N/A	34,951 362
Panamax spot TCE ($) Number of available days	16,888 534	16,819 240
Panamax period TCE ($) Number of available days	22,748 1,202	26,824 327
Handymax spot TCE ($) Number of available days	12,533 872	17,736 446
Handymax period TCE ($) Number of available days	15,903 279	19,773 497
Total fleet spot TCE ($) Number of available days	14,187 1,405	23,472 1,048
Total fleet period TCE ($) Number of available days	21,459 1,481	22,571 824

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

Condensed Statement of Cash Flows

(In thousands of Dollars)

	For the Six Month Period Ended June 30, 2006 (Unaudited)	For the Six Month Period Ended June 30, 2005 (Unaudited)
Cash and cash equivalents, beginning of year
Provided by (Used in):	58,492	64,903
Operating Activities	23,269	38,132
Investing Activities	(265)	(416,157)
Financing Activities	(3,289)	366,877
Net increase (decrease) in cash and cash equivalents	19,715	(11,148)
Cash and cash equivalents, end of period	78,207	53,755

EBITDA Reconciliation (1)

(In thousands of Dollars)

	Second Quarter 2006	Second Quarter 2005
Net Income	4,532	14,474
plus Net Interest Expense	2,985	1,639
Plus Depreciation	7,063	4,926
Plus Amortization	147	190
Plus Taxes	139	99
EBITDA	14,866	21,328

	Six Month Period Ended June 30, 2006	Six Month Period Ended June 30, 2005
Net Income	11,867	23,254
plus Net Interest Expense	6,090	1,570
Plus Depreciation	14,125	5,893
Plus Amortization	264	371
Plus Contract Termination Expense	-	5,186
Plus Taxes	278	133
EBITDA	32,624	36,407

(1) Excel Maritime considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s Management uses EBITDA as a performance measure.  The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs.  EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2005

(In thousands of Dollars, except per share data)

	Second Quarter 2006	Second Quarter 2005
	Unaudited	Unaudited

REVENUES
Voyage Revenues	26,584	31,737
Revenue from managing vessels	139	130
Revenue from Operations	26,723	31,867

EXPENSES
Voyage expenses	1,968	3,569
Vessel operating expenses	7,466	7,148
Vessels Depreciation	7,063	4,926
Amortization for drydocking and special survey	147	190
Gain on Vessel’s sale	-	(1,718)
Contract termination expenses	-	-
General and administrative expenses	2,259	1,576
	18,903	15,691

Income from operations	7,821	16,176

OTHER INCOME (EXPENSES):

Interest and finance	(4,006)	(2,257)
Interest Income	1,021	618
Foreign currency expense/income	(125)	30
Other, net	(44)	6
Total other income (expenses), net	(3,154)	(1,603)

Net Income from Operations	4,667	14,573

Income Taxes	139	99

Net Income, after taxes and before minority interest	4,528	14,474

Minority interest	4	-

Net income	4,532	14,474

Earnings per common share, basic & diluted	0.23	0.73
Weighted average number of common shares, basic and diluted	19,929,264	19,929,264

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2005

(In thousands of Dollars, except per share data)

	Six Months Ended 2006	Six Months Ended 2005
	Unaudited	Unaudited

REVENUES
Voyage Revenues	55,928	48,938
Revenue from managing vessels	279	261
Revenue from Operations	56,207	49,199

EXPENSES
Voyage expenses	4,218	5,740
Vessel operating expenses	15,171	9,916
Vessels Depreciation	14,125	5,893
Amortization of drydocking and special survey	264	371
Gain on Vessel’s sale	-	(5,585)
Contract termination expenses	-	5,186
General and administrative expenses	3,992	2,747
	37,770	24,268

Income from operations	18,437	24,931

OTHER INCOME (EXPENSES):

Interest and finance	(7,940)	(2,663)
Interest Income	1,850	1,093
Foreign currency expense/income	(141)	28
Other, net	(65)	(2)
Total other income (expenses), net	(6,296)	(1,544)

Net Income from Operations	12,141	23,387

Income Taxes	278	133

Net Income, after taxes and before minority interest	11,863	23,254

Minority interest	4	-

Net income	11,867	23,254

Earnings per common share, basic & diluted	0.60	1.35
Weighted average number of common shares, basic and diluted	19,929,264	17,247,630

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005 (AUDITED)

(In  thousands of U.S. Dollars, except per share data)

	June 30, 2006	December 31, 2005
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	78,207	58,492
Restricted cash	4,494	7,988
Accounts receivable	1,715	2,239
Other Current Assets	2,147	1,827
Total Current Assets	86,563	70,547

FIXED ASSETS:
Vessels' cost	486,397	486,397
Accumulated depreciation	(34,854)	(20,729)
Office furniture & equipments	789	524
Total fixed assets	452,332	466,192

OTHER NON CURRENT ASSETS:
Restricted cash	7,394	22,282
Other Non Current Assets	4,607	2,004
Total Assets	550,896	561,025

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt, net of deferred financing fees	33,117	41,230
Accounts payable	2,879	3,307
Other Current Liabilities	6,312	6,913
Total Current Liabilities	42,308	51,450

LONG-TERM DEBT, net of current portion and net of deferred financing fees	208,268	221,586
Minority interest	2	-
STOCKHOLDERS' EQUITY:
Preferred Stock, $0.01 par value, 5,000,000 shares authorized, none issued
Common Stock, $0.01 par value, 49,000,000 A Class shares and 1,000,000 B Class shares authorized:19,595,153 A Class shares and 114,946 B Class shares, issued and outstanding at December 31,2005 and June 30,2006	197	197
Additional paid-in capital	181,725	181,265
Shares to be issued (298,403 A Class shares)	6,853	6,853
Due from related party	(2,024)	(2,024)
Retained earnings	113,755	101,887
	300,507	288,178
Less: Treasury stock (78,650 A Class shares and 588 B Class shares) at December 31,2005 and June 30, 2006	(189)	(189)
Total stockholders' equity	300,318	287,989

Total Liabilities & Stockholders' Equity	550,896	561,025

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005 AND JUNE 30, 2006 (UNAUDITED)

(In thousands of Dollars)

	June 30, 2006 Unaudited	June 30, 2005 Unaudited

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Net income for the period	11,868	23,254
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation & Amortization	14,369	6,407
Gain on sale of vessels	0	(5,585)
Other non cash expenses	460	5,660
Increase/Decrease in:
Current Assets	204	63
Increase/Decrease in:
Current Liabilities	(3,632)	8,333

a. Net cash from Operating Activities	23,269	38,132

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Advances for vessel acquisition	0	(3,437)
Vessel acquisitions and/or improvements	0	(420,135)
Proceeds from sale of vessels	0	7,415
Office furniture & equipments	(265)	0

b.Net cash from (used in) Investing Activities	(265)	(416,157)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from long-term debt	0	261,790
Payment principal of loan	(21,675)	(6,217)
Issuance of common stock, net related issuance costs	0	116,195
Other	18,386	(4,891)
c.Net cash from (used in) Financing Activities	(3,289)	366,877

Net increase(decrease) in cash & cash equivalents	19,715	(11,148)
Cash & cash equivalents at beginning of period	58,492	64,903
Cash & cash equivalents at end of the period	78,207	53,755

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest payments	7,613	879

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company’s current fleet consists of 17 vessels (ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,004,930 dwt. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated:  July 27, 2006                 By: /s/ Christopher J. Georgakis

                                        ----------------------------

                                       Christopher J. Georgakis

President and Chief Executive Officer